Selected Illustrative Financial Information
unaudited

in USD m	Q1 2017	FY 2017	FY 2016	FY 2015	'17 vs '16	'16 vs '15
Revenue	324.1	1,328.3	1,139.3	1,234.5	189.0	(95.2)
Volume (in kmt)	275.1	1,087.4	1,127.9	1,035.2	(40.5)	92.7

Contribution Margin	129.9	524.5	519.3	486.6	5.2	32.7
CM per ton (in USD)	472.2	482.4	460.5	470.1	21.9	(9.6)

Adj. EBITDA	62.6	257.0	246.7	231.6	10.3	15.1
Specialties	34.2	145.5	151.5	127.5	(6.0)	24.0
Rubber	28.4	111.5	95.2	104.1	16.3	(8.9)

Net Income	16.8	75.3	49.2	48.1	26.1	1.1
EPS (in USD)	0.28	1.27	0.83	0.81	0.44	0.02
Adj. EPS (in USD)	0.38	1.62	1.50	1.32	0.12	0.18

		FY 2017	FY 2016	FY 2015	'17 vs '16	'16 vs '15
NWC		224.0	191.7	199.2	32.3	(7.5)

	Q1 2017	FY 2017	FY 2016	FY 2015	'17 vs '16	'16 vs '15
Operating Cash Flow	18.6	173.3	219.3	237.2	(46.0)	(17.9)
Investing Cash Flow	(18.3)	(90.3)	(68.5)	(83.0)	(21.8)	14.5
Financing Cash Flow	(32.1)	(94.4)	(143.6)	(157.1)	49.2	13.5

		FY 2017	FY 2016	FY 2015	'17 vs '16	'16 vs '15
Cash		72.3	77.9	71.1	(5.6)	6.8
local borrowings		(12.5)			(12.5)
Net Cash		59.8	77.9	71.1	(18.1)	6.8

	Q1 2017	FY 2017	FY 2016	FY 2015	'17 vs '16	'16 vs '15
Total Adjustment Items	3.2	20.2	32.3	14.3	(12.1)	18.0
Restructuring expenses	0.4	5.2	19.8	—	(14.6)	19.8
Consulting fees	0.2	2.8	2.8	1.6	—	1.2
Long Term Incentive Plan	1.6	8.8	4.0	1.0	4.8	3.0
Other adjustments	1.0	3.4	5.7	11.7	(2.3)	(6.0)

	Q1 2017	FY 2017	FY 2016	FY 2015	'17 vs '16	'16 vs '15
EBIT	37.0	139.2	115.6	135.8	23.6	(20.2)
NRI	3.2	20.2	32.3	14.3	(12.1)	18
Depreciation	22.2	97.1	98.4	80.9	(1.3)	17.5
DGW	0.1	0.5	0.5	0.5	—	—
Rounding	0.1	—	(0.1)	0.1	0.1	(0.2)
Adjusted EBITDA	62.6	257.0	246.7	231.6	10.3	15.1

Consolidated income statements of Orion Engineered Carbons S.A.
for the first quarter 2017 and three years ended December 31, 2017 - unaudited

	First Quarter	Fiscal Year			Change FY 2017 vs FY 2016		Change FY 2016 vs FY 2015
in USD k	2017	2017	2016	2015	total	in %	total	in %
Revenue	324,065	1,328,297	1,139,291	1,234,472	189,006	16.6	(95,181)	(7.7)
Cost of sales	228,527	950,701	764,856	879,401	185,845	24.3	(114,545)	(13.0)
Gross profit	95,538	377,596	374,435	355,071	3,161	0.8	19,364	5.5
Selling expenses	30,745	129,959	126,667	119,921	3,292	2.6	6,746	5.6
Research and development costs	4,188	18,159	16,069	14,837	2,090	13.0	1,232	8.3
General and administrative expenses	20,137	77,534	75,790	68,836	1,744	2.3	6,954	10.1
Other operating income	147	5,000	6,289	8,257	(1,289)	(20.5)	(1,968)	(23.8)
Other operating expenses	3,193	12,581	15,336	23,923	(2,755)	(18.0)	(8,587)	(35.9)
other oper. inc.&exp. net	3,046	7,581	9,047	15,666	(1,466)	(16.2)	(6,619)	(42.3)
Segment Restructuring	403	5,210	31,304	—	(26,094)	(83.4)	31,304	>100
Operating result (EBIT)	37,019	139,153	115,558	135,811	23,595	20.4	(20,253)	(14.9)
Finance result, net	10,370	41,368	41,334	62,099	(34.0)	0.1	20,765	(33.4)
Share of profit of JV	129	547	462	547	85	18.4	(85)	(15.5)
Financial result	10,241	40,821	40,872	61,552	(51)	(0.1)	(20,680)	(33.6)
Profit before taxes	26,778	98,332	74,686	74,259	23,646	31.7	427	0.6
Income taxes	9,963	23,070	25,453	26,204	(2,383)	(9.4)	(751)	(2.9)
Profit for the period	16,815	75,262	49,233	48,055	26,029	52.9	1,178	2.5
EPS in USD	0.28	1.27	0.83	0.81	0.44	53.0	0.02	2.9

Consolidated statements of financial position of Orion Engineered Carbons S.A.
as at December 31, 2017, 2016 and 2015 - unaudited

	December 31, 2017	December 31, 2016	December 31, 2015

A S S E T S	In USD k	In USD k	In USD k
Non‑current assets
Goodwill	58,180	51,136	52,815
Other intangible assets	70,722	82,203	103,212
Property, plant and equipment	462,129	408,703	420,081
Investment in joint ventures	5,585	4,909	5,071
Other financial assets	3,564	2,296	3,320
Other assets	3,883	3,013	4,025
Deferred tax assets	43,546	64,252	60,155
	647,609	616,512	648,679
Current assets
Inventories	159,334	120,537	114,434
Trade receivables	234,273	200,809	187,390
Other financial assets	3,890	5,549	3,403
Other assets	35,038	23,174	22,124
Income tax receivables	16,377	8,121	9,526
Cash and cash equivalents	72,284	77,906	71,050
	521,196	436,096	407,927
	1,168,805	1,052,608	1,056,606

	December 31, 2017	December 31, 2016	December 31, 2015

E Q U I T Y A N D L I A B I L I T I E S	In USD k	In USD k	In USD k
Equity
Subscribed capital	83,770	83,770	83,770
Treasury shares	(3,773)	(3,773)	—
Reserves	(55,403)	(73,487)	(77,732)
Profit for the period	75,262	49,233	48,055
	99,856	55,743	54,093
Non-current liabilities
Pension provisions	65,390	57,697	48,985
Other provisions	13,344	14,490	16,827
Financial liabilities	680,699	646,858	708,506
Other liabilities	6	448	150
Deferred tax liabilities	25,121	46,968	43,605
	784,560	766,461	818,073
Current liabilities
Other provisions	59,471	63,305	41,433
Trade payables	169,624	129,563	102,569
Other financial liabilities	7,013	5,760	5,172
Income tax liabilities	15,539	17,666	17,902
Other liabilities	32,742	14,110	17,364
	284,389	230,404	184,440
	1,168,805	1,052,608	1,056,606

Consolidated statements of cash flows of Orion Engineered Carbons S.A.
for the first quarter 2017 and three years ended December 31, 2017 - unaudited

	Q1-2017	2017	2016	2015
	In USD k	In USD k	In USD k	In USD k

Profit for the period	16,815	75,262	49,233	48,055
Income taxes	9,963	23,070	25,453	26,204
Profit before income taxes	26,778	98,332	74,686	74,259
Depreciation and impairment of property, plant and equipment and amortization of intangible assets	22,242	97,074	98,401	80,868
Other non-cash expenses	2,019	10,589	3,267	178
(Increase)/decrease in trade receivables	(16,472)	(15,885)	(15,811)	51,583
(Increase)/decrease in inventories	(12,659)	(25,632)	(9,328)	30,007
Increase/(decrease) in trade payables	4,510	17,545	32,464	(33,160)
Increase/(decrease) in provisions	(19,897)	(14,376)	18,490	(9,482)
Increase/(decrease) in other assets and liabilities that cannot be allocated to investing or financing activities	5,164	3,823	(4,552)	(7,826)
Finance income	(8,340)	(44,287)	(27,833)	(19,768)
Finance costs	18,710	85,655	69,167	81,867
Cash paid for income taxes	(3,483)	(39,549)	(19,652)	(11,292)
Cash flows from operating activities	18,572	173,289	219,299	237,234
Cash paid for the acquisition of intangible assets and property, plant and equipment	(18,298)	(90,282)	(70,864)	(57,190)
Cash flows to acquire entities less cash acquired	—	—	2,360	(25,809)
Cash flows from investing activities	(18,298)	(90,282)	(68,504)	(82,999)
Share buyback	—	—	(3,773)	—
Proceeds from borrowings, net of transaction costs	—	11,890	—	—
Repayments of non-current financial liabilities	(22,674)	(28,866)	(51,821)	(62,295)
Cash inflows related to current financial liabilities	6,135	11,652	—	(5,727)
Cash outflows related to current financial liabilities	—	(12,141)	—	—
Interest and similar expenses paid	(6,515)	(42,601)	(47,179)	(45,739)
Interest and similar income received	1,750	11,369	3,294	958
Dividends paid to shareholders	(10,786)	(45,705)	(44,131)	(44,291)
Cash flows from financing activities	(32,090)	(94,402)	(143,610)	(157,094)

Change in cash	(31,816)	(11,395)	7,185	(2,859)
Change in cash resulting from exchange rate differences	2,416	5,773	(329)	(11,738)
Cash and cash equivalents at the beginning of the period	77,906	77,906	71,050	85,647
Cash and cash equivalents at the end of the period	48,506	72,284	77,906	71,050

T-4